AMP 4/11/2003



SI[illegible] COMMISSION
[illegible], D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-39334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresdner Kleinwort Wasserstein, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Daprile (Controller) (212) 969-2651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/11/17

Affirmation

I, James Daprile, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



James Daprile
Controller

Subscribed & Sworn to before me
this 28th day of March, 2003



Notary Public

KAREN A. PIAGGIONE
NOTARY PUBLIC, State of New York
No. 01CR5040291
Qualified in ~~Suffolk~~ County QUEENS
Certificate Filed in New York County
Commission Expires 3/6/07

Dresdner Kleinwort Wasserstein, Inc.

Statement of Financial Condition
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2003
WASH, D.C. 155 SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Dresdner Kleinwort Wasserstein, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 28, 2003

Dresdner Kleinwort Wasserstein, Inc.
(an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc.)
Statement of Financial Condition
December 31, 2002
(Dollars in 000's except share value)

Assets	
Cash	$ 165,277
Accounts receivable, net	17,784
Premises and equipment, net	4,189
Due from affiliate	49,554
Deferred tax asset	552
Other assets	8,503
Total assets	$ 245,859
Liabilities and Stockholder's Equity	
Accounts payable and accrued liabilities	$ 12,399
Accrued compensation	89,248
Due to affiliates	21,459
Total liabilities	$ 123,106
Common stock ($.01 par value; 1,000 shares authorized; 100 shares issued and outstanding)	$ 1
Additional paid-in capital	400,616
Accumulated deficit	(277,864)
Total stockholder's equity	122,753
Total liabilities and stockholder's equity	$ 245,859

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Dresdner Kleinwort Wasserstein, Inc. (the "Company") is an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc. (the "Parent"). The Company provides investment banking and strategic advisory services to a select client base. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Parent is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), which in turn is wholly owned by Allianz AG (the "Ultimate Parent").

2. Significant Accounting Policies

Premises and equipment
Premises and equipment are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

Income taxes
Current income taxes are provided at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of assets and liabilities.

The results of operations of the Company are included in the consolidated income tax returns filed by the Parent. The Company's tax provision is recorded on the basis of filing separate tax returns; tax benefits are recognized to the extent that it is more likely than not that they will be utilized in the consolidated tax returns of the Parent.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Premises and Equipment

A summary of premises and equipment at December 31, 2002 is as follows:

Leasehold improvements	$ 9,198,824
Furniture and equipment	7,990,867
Total	17,189,691
Less: accumulated depreciation and amortization	13,000,782
Net book value	$ 4,188,909

4. Income Taxes

The Company files its Federal, state and local tax returns with its Parent. On a separate company basis, the Company would have had a net operating loss carryforward available to offset future taxable income, or to be utilized by the Parent in its consolidated tax returns. The Parent is not able to utilize the Company's net operating loss. Additionally, the Company's deferred tax assets at December 31, 2001 were carried at a value of $15,794,000. During the year ended December 31, 2002 the Company provided a full valuation allowance of $15,794,000 against the prior year deferred tax assets and $70,378,000 against current year deferred tax assets, as it is more likely than not they will not be utilized by the Company or in the consolidated tax returns of the Parent.

5. Commitments and Contingencies

The Company's lease commitments for office space under operating leases having noncancelable lease terms in excess of one year provide for the following minimum annual rentals:

Year ending December 31,	
2003	$ 2,964,345
2004	2,987,653
2005	2,206,538
2006	2,751,309
2007	3,090,824
Thereafter through 2010	10,573,918
Total minimum lease payments	$ 24,574,587

The Company has been named as a defendant in legal actions arising in the ordinary course of its business. It is the opinion of management, based on consultation with counsel, that the ultimate outcome of all such litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

In July 2002, effective January 1, 2002 the Company spun-off its restructuring advisory business into a separate investment bank - Miller Buckfire Lewis & Co., LLC ("MBL") pursuant to an Agreement {the "Agreement"). Under the terms of the Agreement the Company is entitled to share in the profits (as defined) of MBL through June 30, 2003. In connection with the spin-off, the Company has guaranteed certain MBL compensation payments. The Company's liability to MBL is contingent upon MBL achieving a certain financial performance. The Company's maximum exposure liability under this Agreement is approximately $8.5m. The Company has not recorded a liability for this guarantee at December 31, 2002 the Company's management believes performance under this Agreement is remote.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company does not expect to suffer any material loss in connection with its contracts.

6. Transactions with Affiliated Companies

Due from/to affiliates
Amounts represent short-term advances between the Company, the Parent and entities affiliated with the Company.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $42,171,000, which exceeded the requirement of $8,207,000 by $33,964,000. The Company's ratio of aggregate indebtedness to net capital was approximately 2.92:1.